FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

1.- Summary of General Ordinary and Extraordinary Shareholder Meeting

2.- List of members of the Board of Directors,

the supervisory committee and the external auditor

SUMMARY OF Banco BBVA Argentina S.A. (“BBVA ARGENTINA”) ANNUAL GENERAL ORDINARY / EXTRAORDINARY SHAREHOLDERS MEETING HELD, ON FIRST CALL, ON APRIL 28, 2026.

Banco BBVA Argentina S.A.ʼs President, Lorenzo de Cristóbal de Nicolás, called the Meeting to order at 15.11 p.m., on April 28, 2026, and assumed the chairmanship of the Meeting.

According to the “Deposit of Shares and Record of Attendance at General Meetings” book, the Meeting held on first call, was attended by 7 shareholders, 2 per se and 5 represented by proxies, who registered a holding of 543.304.449 ordinary book-entry shares, with one vote per share and one peso par value each, representing an equal amount of capital stock in pesos, resulting in a presence of 88,67 % on a capital stock of pesos 612.710.079, thus complying with the legal and statutory quorum.

Félix Ariel Schmutz, certified public accountant, who attended on behalf of Bolsas y Mercados Argentinos S.A. and María Pía D´ Amelio, of the Comisión Nacional de Valores (Argentine Securities and Exchange Commission or “CNV”), participated in the meeting.

Consequently, having complied with all of the legal and statutory requirements,

the Chairman hereby declares that the meeting has been duly convened and validly constituted, and states that, for the purposes of considering items 4, 5 and 14 of the Agenda, this meeting shall convene as an Extraordinary General Meeting. The items provided for in the Agenda were considered, the voting of which originated the results informed below.

1°) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice President of the Board.

The majority of attending votes approved the appointment of Banco Bilbao Vizcaya Argentaria S.A. and BBV América S.L. proxies to prepare and sign the minutes together with the Board of Directors First Vice-president, Mr. Jorge Delfín Luna.

The counting of votes showed the figures mentioned below:

Positive votes: 542.986.233

Votes against: 161.031

Abstentions: 157.185

2°) Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 151, ended on December 31, 2025.

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The Integrated Annual Report, Financial Statements, supplementary information and other accounting information, Report of the Supervisory Committee and Auditor Reports related to corporate Fiscal Year No. 151, ended on December 31, 2025 were approved by the majority of votes attending the Meeting.

The counting of votes showed the figures mentioned below:

Positive votes: 543.073.938

Votes against: 162.696

Abstentions: 67.815

3°) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee, corresponding to the Fiscal Year 151 ended December 31, 2025.

The managements of the Board of Directors, General Manager and the Supervisory Committee during fiscal year 2025 were approved by the majority of attending votes.

The counting of votes showed the figures mentioned below:

Positive votes: 542.838.156

Votes against: 177.264

Abstentions: 289.029

4°) Consideration of the results of the corporate Fiscal Year 151 ended on December 31, 2025. Treatment of the Retained Results as of December 31, 2025 in the amount of AR$ 249,991,362,885. It is proposed to apply: A) AR$ 49,998,272,577 to Legal Reserve; and B) AR$ 199,993,090,308 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

The following was approved by the majority of the votes attending the Meeting: (a) the result of the fiscal year, that amounts to AR$ 249,991,362,885; (b) Allocate the retained results as of December 31, 2025 in the amount of AR$ 249,991,362,885 shall be applied: (i) AR$ 49.998.272.577 to Legal Reserve; and (ii) AR$ 199.993.090.308 to voluntary reserve for future distribution of results.

The counting of votes showed the figures mentioned below:

Positive votes: 542.957.736

Votes against: 186.300

Abstentions: 160.413

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5°) Partial write-off of the "Optional Reserve for future distributions of Income", in the amount of AR$ 63,057,000,000, for the distribution of a dividend to be paid in cash and/or in kind, or in any combination of both, subject to the prior authorization of the Argentine Central Bank and in accordance with the terms and conditions set forth by such entity. Delegation to the Board of Directors of the powers to determine the form, terms, negotiable securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders.

It was approved by a majority of the attending votes as follows: a) the partial write-off of the optional reserve for future distribution of results in the sum - expressed in homogeneous currency as of December 31, 2025 - of AR$ 63,057,000,000, for the payment of a dividend in cash and/or in kind, or in any combination of both, subject to prior authorization from the Central Bank of the Argentine Republic and in accordance with the terms and conditions set forth by such entity. This sum amounts in homogeneous currency as of March 31st, 2026 to AR$ 69,011,025,123 based on the last consumer price index published by the INDEC; and b) that the Board of Directors be granted the delegation of powers contemplated in this item of the Agenda, so that, in accordance with the Argentine Central Bank rules, once authorization has been obtained, it may determine the opportunity, modality, terms, marketable securities to be delivered (if any) and other terms and conditions for the payment of the dividends to the shareholders, as well as to designate authorized persons for the necessary filings before the corresponding agencies.

The counting of votes showed the figures mentioned below:

Positive votes: 542.955.384

Votes against: 184.221

Abstentions: 164.844

6°) CONSIDERATION OF THE BOARD REMUNERATION CORRESPONDING TO THE FISCAL YEAR 151, ENDED ON DECEMBER 31, 2025.

The following issues were approved by the majority of the attending votes: a) the fees and remunerations received by the Directors during the fiscal year 151 ended on December 31, 2025 in the amount of AR$ 605,051,736.96; and b) the authorization to the Board of Directors to make advances on account of fees, ad-referendum of what decides the Shareholders' Meeting that considers the documentation for the 2026 financial year.

The representative of the shareholder ANSES FGS Law 26425, indicated the willingness of his represented to approve the amount collected as fees for the year ended 31 December 2025, and to refrain from authorizing the Board of Directors to make advances on account of fees, ad-referendum of what the Shareholders' Meeting decides regarding the  documentation for the year 2026.

The counting of votes for the approval of the amount received as fees for the year ended December 31, 2025, showed the figures mentioned below:

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Positive votes: 542.328.714

Votes against: 851.616

Abstentions: 124.119

The counting of votes for the authorization to the Board of Directors to make advances on account of fees, ad-referendum of what decides the Shareholders' Meeting that considers the documentation for the 2026 financial year, showed the figures mentioned below:

Positive votes: 493.841.066

Votes against: 851.616

Abstentions: 48.611.767

7°) CONSIDERATION OF THE SUPERVISORY COMMITTEE REMUNERATION CORRESPONDING TO THE FISCAL YEAR 151, ENDED ON DECEMBER 31, 2025.

The following issues were approved by the majority of the attending votes: a) the fees received by the members of the Supervisory Committee for fiscal year No. 151 ended December 31, 2025 for up to AR$ 80,611,838.13 and b) the authorization to the Board of Directors to make advances on account of fees, ad-referendum of what decides the Shareholders' Meeting that considers the documentation for the 2026 financial year.

The representative of the shareholder ANSES FGS Law 26425, indicated the willingness of his represented to approve the amount collected as fees for the year ended 31 December 2025, and to refrain from authorizing the Board of Directors to make advances on account of fees, ad-referendum of what the Shareholders' Meeting decides regarding the documentation for the year 2026.

The counting of votes for the approval of the amount received as fees for the year ended December 31, 2025, showed the figures mentioned below:

Positive votes: 542.295.372

Votes against: 836.523

Abstentions: 172.554

The counting of votes for the authorization to the Board of Directors to make advances on account of fees, ad-referendum of what decides the Shareholders' Meeting that considers the documentation for the 2026 financial year, showed the figures mentioned below:

Positive votes: 493.807.724

Votes against: 836.523

Abstentions: 48.660.202

8°) DETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS.

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It was approved by the majority of votes attending the Meeting, that the Board of Directors be conformed by seven Directors and three Alternate Directors.

The counting of votes showed the figures mentioned below:

Positive votes: 470.903.744

Votes against: 6.018.900

Abstentions: 66.381.805

9°) ELECTION OF DIRECTORS, AS APPROPRIATE, DEPENDING ON WHAT IS RESOLVED IN RESPECT OF THE PRECEDING POINT. AUTHORIZATION FOR CARRYING OUT THE PROCEEDINGS AND FILINGS AND REGISTRATION OF THE ADOPTED RESOLUTIONS.

The following issues were approved by the majority of attending votes:

(a) that the required certification be effected, according to the recommendation of the Appointments and Remuneration Committee

(b) that Mr. Carlos Eduardo Elizalde, currently Alternate Director, be appointed as Regular Director, replacing Adriana María Fernández de Melero, until December 31, 2028;

(c) that Mr. Jorge Delfín Luna, Ignacio Javier Lacasta Casado, and Gustavo Alberto Mazzolini Casas be re-elected as Regular Directors, until December 31, 2028;

(d) that Ms. María Soledad Duro Ruiz be appointed as Alternate Director, to fill the vacancy generated by the designation of Mr. Carlos Eduardo Elizalde as Regular Director, until December 31, 2027.

(e) that it be recorded that Mr. Ignacio Javier Lacasta Casado and Mr. Carlos Eduardo Elizalde are independent directors, while Messrs. Jorge Delfín Luna, Gustavo Alberto Mazzolini Casas, and Ms. María Soledad Duro Ruiz are non-independent directors, pursuant to the applicable local and foreign regulations; and

(f) any of the Company ̓s Directors be authorized, with the broadest powers, to notarize and/or carry out any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting before the CNV and proceed to the registration with the corresponding Public Registry in charge of the Inspección General de Justicia (companies registrations authority).

The counting of votes showed the figures mentioned below:

Positive votes: 471.104.087

Votes against: 5.613.705

Abstentions: 66.586.657

10°) ELECTION OF THREE REGULAR MEMBERS AND THREE ALTERNATE MEMBERS TO INTEGRATE THE SUPERVISORY COMMITTEE DURING THE CURRENT FISCAL YEAR.

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The shareholder, Banco Bilbao Vizcaya Argentaria S.A., submitted the following proposal to form the Supervisory Committee for the fiscal year 2026:

(a) the appointment of the following attorneys as regular members of the Supervisory Committee: Vanesa Claudia Rodríguez, Gonzalo José Vidal Devoto and Marcelino Agustín Cornejo;

(b) the appointment of the following attorneys as alternate members of the Supervisory Committee: Julieta Paula Pariso, Lorena Claudia Yansenson and Magdalena Laudignon;

(c) that in all cases the appointment be made for one fiscal year, i.e. until December 31, 2026;

(d) to state for the record that all the proposed candidates have the status of independent according to the provisions of the CNV Rules; and

(e) authorize the members of the Supervisory Committee to participate in the supervisory committees of other companies pursuant to the terms of Sections 298 and 273 of the General Corporations Law, while maintaining the confidentiality inherent to the corporate purpose of BBVA Argentina.

The shareholder ANSES FGS, Law 26,425, proposed the appointment of the candidates duly determined by the General Syndicature of the Nation (SIGEN): Dr. Javier Rodrigo SIÑERIZ (National ID No. 21,690,750) as Regular Member of the Supervisory Committee and Accountant Sandra AUDITORE (National ID No. 17,804,147) as Alternate Regular Member of the Supervisory Committee in compliance with Section 114 of Law No. 24,156. Furthermore, the shareholder states that these candidates qualify as independent to hold office pursuant to the provisions of Sections 12 and 13 of Sub Section III, Chapter III, Title II of the National Securities Commission (CNV) Rules.

The proposal of the shareholder Banco Bilbao Vizcaya Argentaria S.A. was approved by majority, as follows:

Positive votes: 476.001.452

Votes against: 49.174.435

Abstentions: 18.128.562

11°) REMUNERATION OF THE ACCOUNTANT GIVING HIS OPINION CORRESPONDING TO THE FINANCIAL STATEMENTS FOR FISCAL YEAR 151, ENDED ON 31 DECEMBER 2025.

The majority of votes attending the Meeting approved the remuneration of the certifying accountant for the quarterly and annual Financial Statements corresponding to the fiscal year N° 151 ended December 31, 2025 in the amount of AR$ 3,019,212,698.70 plus VAT.

The counting of votes showed the figures mentioned below:

Positive votes: 542.854.305

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Votes against: 199.626

Abstentions: 250.518

12°) APPOINTMENT OF THE ACCOUNTANT GIVING HIS OPINION CORRESPONDING TO THE CURRENT FISCAL YEAR.

The majority of votes attending the Meeting approved the appointment as Auditor for the financial statements corresponding to the fiscal year which began on January 1, 2026 and will end on December 31, 2026 to the firm Pistrelli, Henry Martin y Asociados S.A. in particular the following partners Javier José Huici, as Regular External Auditor and Fernando Ariel Paci as Alternate External Auditor.

The counting of votes showed the figures mentioned below:

Positive votes: 543.048.096

Votes against: 190.551

Abstentions: 65.802

13°) ALLOCATION OF THE BUDGET TO THE AUDIT COMMITTEE UNDER THE CAPITAL MARKETS LAW 26,831 FOR PROFESSIONAL ADVICE.

The allocation of a budget of AR$ 33,636,648 to the Audit Committee was approved by the majority of votes attending the Meeting.

The counting of votes showed the figures mentioned below:

Positive votes: 542.371.887

Votes against: 690.492

Abstentions: 242.070

14°) AMENDMENT OF ARTICLE 15, SUBSECTION L, OF THE BYLAWS, IN RELATION TO CORPORATE BOND PROGRAMS. AUTHORIZATION TO THE BOARD OF DIRECTORS TO PREPARE AND APPROVE A CONSOLIDATED TEXT OF THE BYLAWS.

It was approved by a majority of the votes present: a) the amendment of Section fifteenth, subsection L, of the Corporate Bylaws according to the following terms and conditions:

SECTION FIFTEENTH: The Board of Directors is vested with the broadest powers for the administration of the company and the disposal of corporate assets, including those for which the law requires special powers pursuant to Section 375 of the National Civil and Commercial Code and Section 9 of Decree-Law 5965/63. Consequently, it may execute, on behalf of the company, legal acts aimed at fulfilling the corporate purpose, including, but not limited to:

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a) Exercise the direction and management of the Company; b) Exercise the legal representation of the company through its Chairman or his/her substitutes; c) Appoint and remove managers; sub-managers and resolve all matters pertinent to personnel and the administrative regime, issuing the norms and regulations it deems relevant; d) Resolve the opening or closing of branches, or any other type of representation in the country or abroad; e) Grant special or general powers of attorney, with or without a substitution clause, and revoke them; f) Represent the company in litigation matters, with the power to settle, submit to arbitration, and waive the right to appeal; g) Sell, purchase, exchange personal property amnd real estate, execute lease agreements, collect and receive all amounts owed to the company; h) Carry out operations with the Central Bank of the Argentine Republic, Banco de la Nación Argentina; Banco de la Provincia de Buenos Aires, and any other official or private, national or foreign financial institution; i) Accept mandates, representations, and commissions;j) Grant endorsements, suretyships, and guarantees; k) Call Ordinary and Extraordinary General Shareholders' Meetings in the cases provided for by current legislation; L) Approve the issuance of negotiable obligations without the need for a shareholders' meeting, pursuant to the provisions of Section 9 of Law 23,576 (text according to Law 27440), as well as grant the broadest powers to create global issuance programs, establish their terms and conditions, order the modification of terms and conditions, increase or decrease the amount and renew the terms, all without requiring a prior delegation of powers from the shareholders' meeting and, if applicable, subject to prior resolution by the competent corporate body according to the respective legislation, and approve the issuance of any other security, paper, or instrument admissible under current or future, national or foreign legislation; m) Annually submit to the Ordinary Shareholders' Meeting the financial statements for the fiscal year and any other measure related to its management.

b) approve the restatement of the corporate bylaws into a consolidated text that includes the aforementioned amendment and authorize the Board of Directors to make the modifications necessary to adapt said text to any remarks that the supervisory bodies may eventually make.

The counting of votes showed the figures mentioned below:

Positive votes: 471.144.974

Votes against: 23.363.322

Abstentions: 48.796.153

There being no further issues to be dealt with, this Meeting was adjourned at 15.53 p.m.

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BANCO BBVA ARGENTINA S.A.

PURSUANT TO THE MEETING HELD ON APRIL 28, 2026, the payroll of members of the Board of DirectoRs, the supervisory committee and the external auditor IS LISTED BELOW.

1)   members of the Board of Directors, RENEWAL OF MANDATES

Director	Expiration Date
Jorge Delfín Luna	December 31, 2028
Carlos Eduardo Elizalde	December 31, 2028
Gustavo Alberto Mazzolini Casas Ignacio Javier Lacasta Casado	December 31, 2028 December 31, 2028

2)    NEW MEMBERS OF THE BOARD OF DIRECTORS MANDATES

Alternate Directors	Expiration Date
Maria Soledad Duro Ruiz	December 31, 2027

3) LIST OF MEMBERS OF THE BOARD OF DIRECTORS

Offices	Directors	Expiration Date
President	Lorenzo De Cristóbal De Nicolás (1)	December 31, 2026
First Vice-president	Jorge Delfín Luna (2)	December 31, 2028
Second Vice-president	Ignacio Javier Lacasta Casado (1)	December 31, 2028
Director	Carlos Eduardo Elizalde (1)	December 31, 2028
Director	Ernesto San Gil (1)	December 31, 2026
Director	Gustavo Alberto Mazzolini Casas (2)	December 31, 2028
Director	Gabriel Alberto Chaufán (2)	December 31, 2026
Alternate Director	Gustavo Fabián Alonso (1)	December 31, 2027
Alternate Director	María Soledad Duro Ruiz (2)	December 31, 2027
Alternate Director	Juan Christian Kindt (2)	December 31, 2027

(1)     Independent Director

(2)     Non-independent Director

4) LIST OF MEMBERS THE SUPERVISORY COMMITTEE

Regular Statutory Auditor	Gonzalo José Vidal Devoto
Regular Statutory Auditor	Vanesa Claudia Rodríguez
Regular Statutory Auditor	Marcelino Agustín Cornejo

Alternate Statutory Auditor	Julieta Paula Pariso
Alternate Statutory Auditor	Lorena Claudia Yansenson
Alternate Statutory Auditor	Magdalena Laudignon

Expiration of office: December 31, 2026

5) EXTERNAL AUDITOR

Pistrelli, Henry Martin y Asociados S.A. accounting firm was appointed as external auditor for the fiscal year ending on December 31, 2026, particularly one of the partners, Javier José Huici, Public Accountant, was appointed as regular external auditor and Fernando Ariel Paci, also partner of the accounting firm and Public Accountant, was appointed as alternate external auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 29, 2026	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer